Guangzhou Global Telecom, Inc.
Room 1802, North Tower, Suntec Plaza
Guangzhou, PRC 510075

January 28, 2007

VIA FAX (202) 772-9202
AND EDGAR

John Harrington, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-7010

Re:	Guangzhou Global Telecom, Inc.
Registration Statement on form SB-2
Filed January 17, 2008
File No. 333-145858

Dear Mr. Harrington:

We are in receipt of your comment letter dated January 24, 2008 regarding the above referenced filing.  As requested in your letter, we provide a response to the question raised by staff.  For convenience, the matter is listed below, followed by the Company’s response.

Calculation of Registration Fee

1.
We note your disclosure in footnote (3) to the fee table that none of the shares registered for sale are to be received by the selling shareholders for liquidated damages, conversion default payments or mandatory redemption obligations. Please explain in an appropriate location of your prospectus the provisions of the notes and warrants pursuant to which the additional 30% of each category of underlying common shares could potentially be issued.  Advise us why the registration rights agreement requires the company to register 130% of the total number of shares issuable upon conversion of the debentures, upon exercise of the warrants notes and as payment of interest.

We have revised our registration statement within our disclosure regarding our recent financing and conversion of notes and exercise of warrants to note that to comply with the Registration Rights Agreement, the Company is required to register 130% of (i) all the shares of common stock issuable upon conversion in full of the Notes, (ii) all shares of common stock issuable as interest and principal on the Notes assuming all interest and principal payments are made in shares of the Company’s common Stock and the Notes are held until maturity and (iii) all shares underlying the Warrants (iv) any additional shares of common stock issuable in connection with any anti-dilution provisions in the Notes or the Warrants and (v) any securities issued or issuable upon any stock split, dividend or other distribution,  recapitalization or similar event with respect to the foregoing (collectively, the “Registrable Securities”).  The Investors require 130% of the Registrable Securites to be registered in this Registration Statement to offset declines in the sale price of the Company’s common stock which would leave less shares available to be used for payment of interest on the Notes.  The registration of 130% of the Registrable Securites is not promulgated within the Notes or the Warrants.

2.
We note your registration of 130% of the 1,530,140 shares which will be issued to make interest payments on the notes. In an appropriate location of your prospectus, please explain the calculation of this amount of interest shares.  You note in footnote (5) that $0.82 is the assumed interest conversion price.  Tell us why you used this price to determine the number of interest shares to register considering the relevant provisions of the registration rights agreement and the fact that the last reported sales price of your common stock as disclosed on the cover page of your prospectus was $0.27.  Please ensure that you reconcile your revised prospectus disclosure with the maximum possible interest payments of $742,572.45 disclosed in column (3) to your table on page five (and elsewhere in your tabular disclosure) and the total possible shares issuable to pay interest on the notes of 308,891 disclosed in column (3) to your table on the top of page eight.

We reviewed your comment #3 and made note that footnote (6) was being referenced, and not footnote (5).  In this regard, we revised footnote (6) to detail that $315,697.31 would accrue in interest on the notes.  As such, 1,824,028 represents 130% of the 1,403,099 shares being registered to make interest payments on the notes as $0.225 is the lesser of the conversion price of $0.82 and 85% of the average volume weighted average bid price for the Company’s common stock for the 10 consecutive trading days prior to January 24, 2008 ($0.265), assuming such date was an interest payment date, as defined within the Notes.

Accordingly, we have adjusted our tabular disclosure throughout to reflect our changes in calculations of the maximum possible interest payments and the total possible shares issuable to pay interest on the notes.

The following table discloses the dollar amount of each payment (including the dollar value of any payments to be made in common stock) in connection with the financing transaction that the Company has paid, or may be required to pay to any Selling Stockholder, any affiliate of a Selling Stockholder, or any person with whom any Selling Stockholder has a contractual relationship regarding the transaction. The table also reflects the potential net proceeds to the Company from the sale of the Notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes. We intend to use all proceeds received in connection with the financing transaction for general corporate, business development and working capital purposes.  For purposes of this table, we assumed that the subscription aggregate of $3,000,000 (aggregate principal amount of $3,428,571 after original issue discount) in Notes were issued on July 31, 2007, even though the Investors are not scheduled to pay to us the final “tranche” of $1,000,000 (aggregate principal amount of $1,142,857) until this Registration Statement is declared effective by the SEC.

There are no other persons with whom any Selling Stockholder has a contractual relationship with regarding the transaction.

Placement Agent Fee(1)	Structuring, Due Diligence and Legal Fees(2)	Maximum Possible Interest Payments(3)	Maximum Redemption Premium(4)	Maximum Possible Liquidated Damages(5)	Maximum First Year Payments(6)	Maximum Possible Payments(7)	Net Proceeds to Company(8)

$220,000	$66,000	$315,697.31	$582,136.83	$60,000.00	$285,707.89	$382,297.31	$2,714,000
      ____________________

(1)	$220,000 was paid to Midtown Partners & Co., LLC as placement agent for this financing.

(2)	The Company paid $66,000 in structuring, due diligence and legal fees to Anslow & Jaclin, LLP, our legal counsel in connection with the transaction.

(3)
Maximum amount of interest that can accrue at a rate of 8% per annum assuming all Notes aggregating $3,428,571 were issued on July 31, 2007 and remain outstanding until the maturity date on July 31, 2009 with $428,571 of the Notes representing the cost payable by the Company as a result of the original issue discount of 12.5% to the Investors on the $3,000,000 Callable Secured Notes with a principal amount aggregating $3,428,571, post-original issue discount.  The Company, at its option, may pay accrued interest in either cash or, in shares of its common stock.

(4)
Under certain circumstances we have the right to redeem the full principal amount of the Notes prior to the maturity date by repaying the principal and accrued and unpaid interest plus a redemption premium of 120% of the then outstanding principal balance. This represents the maximum redemption premium the Company would pay assuming we redeem all of the Notes twelve (12) months from July 31, 2007.

(5)
Under certain circumstances we may be assessed liquidated prior to the maturity date equal to 2% of the aggregate subscription amount if this registration statement is not deemed effective by the SEC 90 days after the issuance of the Notes or, among other things, we fail to cure any defects in a request for acceleration of this registration statement, or fail to file a pre-effective amendment of this registration statement.  This represents the maximum liquidated damages the Company would pay assuming this registration statement was not deemed 90 days after the issuance of the Notes.

(6)
Total maximum payments that the Company may be required to pay to the Selling Stockholders for the twelve (12) months following the sale of all Notes, which is comprised of $225,707.89 in first year interest and $60,000.00 in liquidated damages. If we redeemed the Notes one year from the Issuance Date, then the total payments would be $4,070,707.83, which is calculated by adding the outstanding principal ($3,428,571), plus liquidated damages ($60,000.00), plus maximum redemption premium ($582,136.83) which includes total first year interest payments ($225,707.89).

(7)
Total maximum payments payable by Company, includes structuring, due diligence and legal fees of $66,000, maximum possible interest of $315,697.31 and maximum possible liquidated damages of $60,000.00.

(8)	Total net proceeds to the Company including the structuring and due diligence fees and legal fees of $66,000.

Total Possible Profit Selling Shareholders Could Realize as a Result of the Redemption Conversion Discount

The following table summarizes the possible profit the selling shareholders could realize as a result of the redemption conversion discount used if the Company opts to pay the mandatory redemption payments under the Notes in shares of common stock.  For purposes of this table, we assumed that the subscription aggregate of $3,000,000 (aggregate principal amount of $3,428,571 after original issue discount) in Notes were issued on July 31, 2007, even though the Investors are not scheduled to pay to us the final “tranche”of $1,000,000 (aggregate principal amount of $1,142,857) until this Registration Statement is declared effective by the SEC.

Market Price(1)	Conversion Price (2)	Total Possible Shares Issuable Upon Redemption of the Notes(3)	Combined Market Price of the Total Number of Shares Issuable Upon Redemption(4)	Total Redemption Conversion Price(5)	Total Possible Discount to Market Price(6)

$0.28	$0.225	16,241,239	$4,547,546.92	$3,654,278.77	$893,268.15

      _______________________

(1)	Market price per share of our common stock on January 24, 2008.

(2)
The original fixed conversion price is $0.82 however under certain circumstances we have the right to redeem the full principal amount of the Notes prior to the maturity date by repaying the principal and accrued and unpaid interest in shares of common stock based on a conversion price equal to the lesser of: (i) $0.82; and (ii) 85% of the ten day volume weighted average price preceding the redemption or interest payment date.  In this regard, $0.225 is the lesser of the conversion price of $0.82 and 85% of the average volume weighted average bid price for the Company’s common stock for the 10 consecutive trading days prior to January 24, 2008 ($0.265), assuming such date was an interest payment date, as defined within the Notes and therefore $0.225 is used as the conversion price.

(3)
This represents the maximum redemption premium the Company would pay in shares of common stock assuming $0.225 is the lesser conversion price and if we redeem all of the Notes twelve (12) months from July 31, 2007.  This calculation of $3,654,278.89 (aggregate principal amount of $3,428,571 plus first year accrued interest of $225,707.89) assumes no interest payments and complete redemption throughout the term of the Notes.

(4)
The combined market price of the total number of shares issuable upon redemption of the Notes is calculated by using the market price per share on the date of the sale of the notes and the total possible shares issuable upon redemption.

(5)
The combined redemption conversion price used to convert the Company’s mandatory redemption payments into securities, calculated by using the redemption conversion price on the date of the sale of the notes and the total possible number of shares the selling shareholders may receive.

(6)	Discount to market price calculated by subtracting the total conversion price (result in footnote (5)) from the combined market price (result in footnote (4)).

Prospectus Cover Page

3.
Your prospectus cover page does not identify all of the shares being registered for sale.  Please revise to identify all of the shares being offered, both in the aggregate and for each category of underlying common shares.

We have revised our prospectus cover page to identify all of the shares being registered for sale.

Disclosure Regarding Our Recent Financing and Conversion of Notes and Exercise of Warrants, page 1.

Terms of Financing Documents, page 1

Securities Purchase Agreement, page 1

4.
We note the disclosure on page two of the company’s belief that it will be able to meet the effective date deadline in the registration rights agreement.  Since, based on your current disclosure, it appears that this deadline has already passed, please explain this belief or revise accordingly.  Clearly explain any consequences of your failure to meet this deadline.

We have revised our registration statement to remove disclosures on page two regarding our ability to meet the effective deadline.

Note, page 3

5.
Please revise your disclosure to explain how the interest share conversion price is determined.  Based on your disclosure elsewhere in the prospectus and the terms of the convertible notes, it appears that the interest share conversion price would be the lesser of $0.82 and a discounted market price.  Your current disclosure does not explain this determination and, to the contrary, indicates that the interest share conversion price does not fluctuate or adjust.

We have revised our registration statement to disclose that should the interest payment be made in shares of common stock (the “Interest Shares”), the Interest Shares must represent the number of shares of common stock equal to the dollar amount of the interest payment based on a price per share of common stock equal lesser of the conversion price of $0.82 and 85% of the average volume weighted average bid price for the Company’s common stock for the 10 consecutive trading days prior to the applicable interest payment date.

6.	In your description of the monthly redemption terms of the notes, clarify, if true, that this is a mandatory obligation of the company.

We have revised our registration statement to further describe that the monthly redemption terms of the notes is a mandatory obligation of the Company.

Value of Underlying Shares, page 4

7.	Since the company is registering the offering of more than 4,181,184 shares of
Common stock underlying the notes, please revise this paragraph accordingly.

We have revised our registration statement to note that the maximum aggregate dollar value of the 5,435,539 shares of common stock which represents 130% of the 4,181,184 shares of common stock underlying the Notes that the Company has registered for resale is $5,326,828.22.

Selling Stockholders, page 13

8.
Please revise column (1) to provide the numbers of shares of common stock owned prior to the offering.  Refer to Regulation S-B 507 and 403 and the instructions thereto. You have indicated that the selling shareholders beneficially own (or have the right to acquire within 60 days) all of the shares registered to be offered, but this does not appear to be the case.

We have revised column (1) of the Selling Stockholders table of our registration statement to accurately detail the number of shares of common stock owned prior to the offering.  Accordinly, the interest shares being registered are not reflected in the shares totals in column (1) of the Selling Stockholders table.

Finally, the Company acknowledges the following:

-should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GUANZHOU GLOBAL, INC.

By:	/s/ Li Yankuan
Li Yankuan
Chief Executive Officer and Chairman of the Board of Directors